FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-163411

WELLS CORE OFFICE INCOME REIT, INC.

SUPPLEMENT NO. 4 DATED OCTOBER 7, 2010

TO THE PROSPECTUS DATED JUNE 11, 2010

This document supplements, and should be read in conjunction with, our prospectus dated June 11, 2010 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 1 dated July 26, 2010, supplement no. 2 dated August 16, 2010 and supplement no. 3 dated September 17, 2010. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition of the Royal Ridge V Building; and

•	the execution of a bridge loan and mortgage loan related to the Royal Ridge V Building.

Status of the Offering

We commenced our initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of October 6, 2010, we had raised aggregate gross offering proceeds of approximately $3.5 million from the sale of approximately 139,000 shares in our initial public offering. After incurring approximately $69,000 in acquisition fees, approximately $330,000 in selling commissions and dealer manager fees and $69,000 in organization and offering expenses, as of October 6, 2010, we had raised aggregate net offering proceeds of approximately $3.0 million.

Property Acquisition

On October 7, 2010, we purchased one three-story office building containing approximately 119,600 rentable square feet (the “Royal Ridge V Building”) for approximately $18.1 million, exclusive of closing costs. The acquisition was funded with proceeds of $11.1 million from a mortgage loan (the “Royal Ridge V Loan”), proceeds of $4.7 million from a related-party loan (the “Bridge Loan”), and proceeds of $2.3 million raised from our ongoing public offering. The Royal Ridge V Building was built in 2005 and is located on approximately 7.5 acres of land located in Irving, Texas. The Royal Ridge V Building was purchased from Brookfield Real Estate Opportunity Fund II, which is not affiliated with us, our advisor or an affiliate of our advisor.

The Royal Ridge V Building is 100% leased to JPMorgan Chase Bank, N.A. (“JPMorgan Chase”). The current aggregate annual base rent for JPMorgan Chase of the Royal Ridge V Building is approximately $2.4 million. The current weighted-average remaining lease term for JPMorgan Chase in the Royal Ridge V Building is approximately 10 years.

JPMorgan Chase is a global financial services firm providing services in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management and private equity. The JPMorgan Chase lease commenced in February 2010 and expires in February 2020. JPMorgan Chase has the right to extend the term of its lease for four additional five-year renewal periods. In February 2015, JPMorgan Chase has a one-time right to terminate the lease with respect to specified parts of the first and second floors (representing approximately 65% of its lease). There is no penalty to JPMorgan Chase to exercise this option.

Based on the current condition of the Royal Ridge V Building, we do not believe it will be necessary to make significant renovations to the Royal Ridge V Building. Our management believes that the Royal Ridge V Building is adequately insured.

Financings

Bridge Loan

On October 5, 2010, we, through our operating partnership, entered into a $10 million secured revolving bridge loan (the “Bridge Loan”) with Wells Real Estate Funds. We expect to use the proceeds of the Bridge Loan for general corporate purposes, including but not limited to the financing of the acquisition of the Royal Ridge V Building property located in Irving, Texas. The Bridge Loan is scheduled to mature on April 5, 2011.

Under the Bridge Loan, we may from time to time request advances of no less than $50,000. After Wells Real Estate Funds furnishes the requested amount, our obligation to repay the aggregate unpaid principal amount and the interest thereon will be evidenced by a revolving note. Outstanding loans will incur interest at either (i) the base rate plus 1.50% per annum or (ii) the LIBOR rate for either a seven day, one month, two month, three month or six month interest period, plus 2.50% per annum (the “LIBOR Rate Option”).

We have the right to prepay any outstanding loans at any time in whole or in part without premium or penalty, but we have indemnified Wells Real Estate Funds against all liabilities, losses or expenses which Wells Real Estate Funds incurs as a result of any prepayment of any loan to which a LIBOR Rate Option applies on a day other than the last day of the corresponding interest period and any attempt to revoke a prepayment notice.

The Bridge Loan is guaranteed by us and is secured by pledges by us and our operating partnership of certain deposit accounts in which advanced loan proceeds are deposited. The Lender’s security interest is limited to advanced loan proceeds and the amounts in such deposit accounts originating from investor subscription proceeds in our deposit accounts as transferred to our operating partnership.

The Bridge Loan requires us to comply with customary operating covenants. Upon an event of default, Wells Real Estate Funds can accelerate all borrowings then outstanding and prohibit us from borrowing any further amounts under the Bridge Loan, which could adversely affect our ability to fund our operations. Wells Real Estate Funds can also require our operating partnership to pledge additional collateral upon an event of default.

We are currently in compliance with all such covenants. Although we expect to remain in compliance with these covenants for the duration of the term of the Bridge Loan, depending upon our future operating performance, property and financing transactions and general economic conditions, we cannot assure you that we will continue to be in compliance.

Royal Ridge V Loan

On October 7, 2010, we, through Wells Core REIT-Royal Ridge V, LLC, a wholly owned subsidiary of our operating partnership, entered into the Royal Ridge V Loan with Jackson National Life Insurance Company, an unaffiliated entity, as lender (“Jackson National”), to borrow $11.1 million. The amount advanced under the Royal Ridge V Loan was used to fund acquisition and acquisition-related costs of the Royal Ridge V Building.

The Royal Ridge V Loan matures on November 1, 2012 (the “Maturity Date”). The Royal Ridge V Loan initially bears interest at an annual rate of 4.00% until December 31, 2010. Thereafter, Jackson National shall adjust the interest rate on a quarterly basis so that the rate is 3.00% over the three-month LIBOR rate. The annual interest rate will in no event be less than 4.00%. These adjustments will occur on the last business day of each of March, June, September and December and will be effective the first day of the immediately following month. In addition, we incurred certain closing costs in connection with the Royal Ridge V Loan, including a financing fee assessed at 1% of the loan amount.

We have the right to prepay the outstanding amount under the Royal Ridge V Loan in full beginning on November 1, 2011 provided that (i) 30 days’ prior written notice of the intent to prepay is provided to Jackson National and (ii) a prepayment premium is paid to Jackson National. If the prepayment is made on or after November 1, 2011 but before May 1, 2012, the prepayment premium is equal to 0.5% of the outstanding principal balance. No prepayment premium need be paid if the prepayment is made on or after May 1, 2012.

Commencing on December 1, 2010 and continuing through November 1, 2011, monthly payments of accrued unpaid interest are required. Commencing on December 1, 2011 and continuing until the Maturity Date, monthly payments of principal and interest are due and payable with principal calculated using an amortization term of 15 years, with the unpaid principal and all accrued unpaid interest being due and payable on the Maturity Date.

The Royal Ridge V Loan is secured by a first mortgage lien on the assets of the Royal Ridge V Building including the land, fixtures, improvements, leases, rents and reserves.

The Royal Ridge V Loan contains customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions, all as set forth in the Royal Ridge V Loan. We are currently in compliance with all such covenants. Although we expect to remain in compliance with these covenants for the duration of the term of the Royal Ridge V Loan, depending upon our future operating performance, property and financing transactions and general economic conditions, we cannot assure you that we will continue to be in compliance.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated June 11, 2010, supplement no. 1 dated July 26, 2010, supplement no. 2 dated August 16, 2010 and supplement no. 3 dated September 17, 2010.

Supplement no. 1 includes:

•	the status of the offering;

•	changes to the composition of our board of directors; and

•	the amendment of our charter.

Supplement no. 2 includes:

•	the status of the offering;

•	an update to one of our cover-page risk factors as requested by the Maryland Division of Securities;

•	a revised ownership structure chart as requested by the New Jersey Bureau of Securities;

•	the cap on the debt financing fee payable to our advisor or its affiliates;

•	our entry into an amended and restated advisory agreement;

•	our entry into a master property management, leasing and construction management agreement;

•	information regarding leadership changes at our dealer manager;

•	an update to the biography of Randall D. Fretz, our senior vice president, as requested by the Maryland Division of Securities;

•	revised disclosure regarding our conflict resolution procedures as requested by the Alabama Securities Commission;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2010, filed on August 11, 2010; and

•	our unaudited financial statements as of and for the three and six months ended June 30, 2010, as filed in our Quarterly Report on Form 10-Q, filed on August 11, 2010.

Supplement no. 3 includes:

•	the status of the offering;

•	an update to risks related to an investment in our shares; and

•	an update to our “Estimated Use of Proceeds.”

Supplement no. 4 includes:

•	the status of the offering;

•	the acquisition of the Royal Ridge V Building; and

•	the execution of a bridge loan and mortgage loan related to the Royal Ridge V Building.